March 26, 2013

VIA EDGAR

Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 2 to Registration Statement on Form N-2 for Interests of
Excelsior Private Markets Fund II (TE), LLC (the “Fund”); File No. 811-22475

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of the Fund pursuant to (1) the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 8b-11 thereunder, (2) General Instruction C to Form N-2 and (3) Regulation S-T is Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Amendment”), including the Fund’s prospectus, statement of additional information and Part C.

The Amendment is being filed to reflect corrections to the fee table and expense examples, as discussed telephonically with Ms. Laura Hatch of the staff of the Securities and Exchange Commission.

Pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. Because interests in the Fund will not be registered under the Securities Act there is no registration fee owed.

If you have any questions or comments concerning the Amendment, please contact Kasey L. Lekander at (617) 526-6901 or me at (617) 526-6502, counsel to the Fund.

Very truly yours,

/s/ Timothy F. Silva

Timothy F. Silva

cc:          Steven L. Suss

Marina Belaya, Esq.

Kasey L. Lekander, Esq.